Formation

02 JUL -5 AM 10: 30

MINERAL DIVISION
TEL: 604.682.6229
FAX: 604.682.6205

02042394

SUPPL

Formation Raises an Additional $3.3 Million

...couver, BC, June 27, 2002, Formation Capital Corporation (FCO-TSE)** announced today the further closing of the Company's $0.25 unit private placement for gross proceeds of $2,344,500. Each private placement unit is comprised of one share of the Company and one non-transferable share purchase warrant, each share purchase warrant entitling the holder to acquire one share of the Company for two years at $0.30 per share. Certain fees and non-transferable warrants have been paid and issued to Union Securities Ltd. of Vancouver, B.C., and to Loeb Aron & Company Ltd., of London, England, with respect to $1,425,000 of the private placement. In addition, the Company has received $1,010,000 towards the purchase of units under the portion of the private placement which is scheduled to close at a later date. Proceeds from the private placement is allocated to further develop the Company's Idaho Cobalt Project, the Big Creek Hydrometallurgical Complex and for general working capital.

The Company also announces the issuance of 1,211,675 shares in settlement of $307,677.68 of indebtedness to various trade creditors.

The Company's Idaho Cobalt Project, located in a pro-mining region in the western U.S., is a unique high-grade, primary cobalt deposit that is metallurgically favourable for the production of high purity cobalt products. The Project is currently in the mine permitting stage of development. The mine is forecast to produce approximately 1,500 tonnes of cobalt per year, representing just under 4% of world production. Formation is dedicated to the principles of environmentally sound mining practices, and believes that mining and the preservation of the environment can co-exist.

The Company trades on the Toronto Stock Exchange under the symbol FCO.

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

FORMATION CAPITAL CORPORATION

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

dlw 7/12

For further information please contact:
Formation Capital Corporation
720 - 789 West Pender Street, Vancouver, BC, V6C 1H2
Head Office: 604-682-6229
Email: inform@formcap.com - Or visit our Web site at: http://www.formcap.com